Exhibit 99.1

August 15, 2025

To: ALE Group Holding Limited (the “Company”)

Unit 1005, 10/F, Tower A, New Mandarin Plaza

14 Science Museum Road

Tsim Sha Tsui, Hong Kong

Dear Sirs,

We are lawyers qualified to practice in the People’s Republic of China (the “PRC”, which, for purposes of this consent letter only, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan Region), and we are acting as PRC counsel to the Company regarding certain matters as set forth in the Company’s registration statement on Form F-1 (File No. 333-239225) filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933 (as amended) in relation to the proposed initial public offering of the ordinary shares of the Company and the Company’s proposed listing of the ordinary shares on the Nasdaq Capital Market.

We consent to the reference to our name under the headings of “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Hong Kong” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 (the “Annual Report”), which will be filed with the SEC. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report. In giving such consent, we do not thereby admit that we come within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933 (as amended) or the regulations promulgated thereunder.

Yours faithfully,

/s/ HAN KUN LAW OFFICES
HAN KUN LAW OFFICES

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